SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                         SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. 22)


Cullen/Frost Bankers, Inc.
                   --------------------------
                        (Name of Issuer)


Common Stock, par value $0.01 per share
              ------------------------------------
                  (Title of Class of Securities)

                           229899 10 9
                           -----------
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement: /__/







CUSIP No. 229899 10 9

     1)  Names of Reporting Persons S.S. or I.R.S.
         Identification Nos. of Above Persons.

             Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")
             74-1751768

     2)  Check the Appropriate Box if a Member of a Group (See
         Instructions).

         (a) /__/
         (b) /__/

     3)  SEC USE ONLY

     4) Citizenship or Place of Organization. Incorporated under the laws of the State of Texas

     Number of Shares Beneficially Owned by Each Reporting Person with:

     5)  Sole Voting Power                   398,859
     6)  Shared Voting Power               2,977,368**
     7)  Sole Dispositive Power              343,785
     8)  Shared Dispositive Power             70,272


     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person.  4,486,888*

    10)  Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)

    11)  Percent of Class Represented by Amount in Row 9.
         8.7%

    12)  Type of Reporting Person (See Instructions).   HC




* Includes 1,110,661 shares with respect to which subsidiaries of Cullen/Frost Bankers have no voting power and 4,072,831** shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,975,203 shares held by participants of the 401(k)
Plan.


CUSIP No. 229899 10 9

     1)  Names of Reporting Persons S.S. or I.R.S. Identification
         Nos. of Above Persons

            The Frost National Bank ("Frost Bank")  74-0635455

     2)  Check the Appropriate Box if a Member of a Group (See
         Instructions)
         (a)  /__/
         (b)  /__/

     3)  SEC USE ONLY

     Citizenship or Place of Organization.
     Incorporated under the laws of the United States

     Number of Shares Beneficially Owned by Each Reporting Person
     With:.

     5)  Sole Voting Power                   398,859
     6)  Shared Voting Power               2,977,368**
     7)  Sole Dispositive Power              343,785
     8)  Shared Dispositive Power             70,272


     9)  Aggregate Amount Beneficially Owned by Each Reporting
         Person. 4,486,888*

    10)  Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)

    11)  Percent of Class Represented by Amount in Row 9.
         8.7%

    12)  Type of Reporting Person (See Instructions).  BK




* Includes 1,110,661 shares with respect to which Frost Bank has no voting power and 4,072,831**shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant of the provisions of Rule 13d-4 promulgated under the 1934 Act.

**  Includes 2,975,203 shares held by participants of the 401(k)
Plan.


Item 1 (a)     Name of Issuer:

               Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               100 West Houston Street
               San Antonio, Texas  78205

Item 2 (a)     Name of Persons Filing:

               Cullen/Frost Bankers and The Frost National Bank
              ("Frost Bank")

Item 2 (b)     Address or Principal Business Office or, if none,
               Residence:

               The address of Cullen/Frost Bankers and Frost Bank is 100 W. Houston Street, San Antonio, Texas 78205

Item 2 (c)     Citizenship:

               Cullen/Frost Bankers is incorporated under the laws of the State of Texas; Frost Bank is incorporated under the laws of the United States.

Item 2 (d)     Title of Class of Securities:

               Common Stock, par value $0.01 per share

Item 2 (e)     CUSIP Number:

               229899 10 9

Item 3         If this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [ ]  Broker or Dealer registered under section
                         15 of the Act

               (b)  [x]  Bank as defined in section 3(a)(6) of the
                         Act (Note:  See Items 2, 4, 6, and 7)
                         (Frost Bank)

               (c)  [ ]  Insurance Company as defined in sections
                         3(a)(19) of the Act

               (d)  [ ]  Investment Company registered under
                         sections 8 of the Investment Company Act

               (e)  [ ]  Investment Adviser registered under
                         section 203 of the Investment Advisers
                         Act of 1940

               (f)  [ ]  Employee Benefit Plan, Pensions Fund
                         which is subject to the provisions of
                         the Employee Retirement Income Security
                         Act of 1974 or Endowment Fund;  see
                         s 240.13d-1(b)(1)(ii)(F)

               (g)  [X]  Parent Holding Company, in accordance
                         with s 340.13d-1(b)(ii)(G) (Note:  See
                         Items 2, 4, 5, and 7) (Cullen/Frost
                         Bankers)

               (h)  [ ]  Group, in accordance with s 240.13d-
                         1(b)(1)(ii)(H)

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    At December 31, 2002, Cullen/Frost Bankers was deemed to have owned beneficially 4,486,888 shares of Cullen/Frost Bankers Common Stock, including -0- shares where there was a right to acquire. Included among such shares were shares which were beneficially owned by Frost Bank, a wholly-owned subsidiary of Cullen/Frost Bankers.

               (b)  Percent of Class:

                        Cullen/Frost Bankers           8.7%
                          Frost Bank    8.7%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote

                         Cullen/Frost Bankers     398,859 shares
                           Frost Bank   398,859


                    (ii) Shared power to vote or to direct the
                         vote

                         Cullen/Frost Bankers  2,977,368** shares
                           Frost Bank   2,977,368**

                   (iii) sole power to dispose or to direct the
                         disposition of

                         Cullen/Frost Bankers     343,785 shares
                           Frost Bank   343,785

                    (iv)  shared power to dispose or to direct
                          the disposition of

                         Cullen/Frost Bankers     70,272 shares
                           Frost Bank   70,272


These totals do not include a total of 1,110,661 shares with respect to which Cullen/Frost Bankers and Frost Bank have no voting power and 4,072,831** shares with respect to which Cullen/Frost Bankers and Frost Bank have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers and Frost Bank specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to Rule 13d-4 promulgated under the 1934 Act.

Item 5     Ownership of Five Percent or Less of a Class.

           Not Applicable.

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person.

           At December 31, 2002, Frost Bank did not own securities of Cullen/Frost Bankers for their own account; but, said bank held of record in various fiduciary capacities an aggregate of 4,486,888 shares. The Bank has reported to Cullen/Frost Bankers that these securities, registered in the name of the reporting bank as fiduciary or in the names of various of their nominees, were owned by a separate instrument which sets forth the power of the reporting bank with regard to the securities held in such account. Virtually all of these accounts involved persons who have the right to receive or direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in Item 4. The individual interest of each of said persons did not relate to more than five percent of the class.





**  Includes 2,975,203 shares held by participants of the 401(k)
Plan.



Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.
           All of the securities being reported on are held of record by Frost Bank. Each of such entities is an Item 3(b) entity. See Items 4 and 6.

Item 8     Identification and Classification of Members of the
           Group.

           Not Applicable.

Item 9     Notice of Dissolution of Group.

           Not Applicable.

Item 10    Certification.

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature
---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
-----------------
Date

CULLEN/FROST BANKERS, INC.

/s/ Stan McCormick
-------------------
Signature


Stan McCormick, Secretary
-------------------------
Name/Title


THE FROST NATIONAL BANK

/s/ Richard Kardys
------------------
Signature


Richard Kardys, Group Executive Vice President
----------------------------------------
Name/Title


Exhibit A
                            ---------


AGREEMENT



     Cullen/Frost Bankers, Inc. and The Frost National Bank do each hereby agree that the Schedule 13G, to which this Agreement is attached as Exhibit A, shall be jointly filed by such entities.

     IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and The Frost National Bank , acting by and through a duly authorized officer, have executed this Agreement, on the 10th day of February, 2003.

                         CULLEN/FROST BANKERS, INC.

                         By /s/ Stan McCormick
                            --------------------
                            Its Secretary


                         THE FROST NATIONAL BANK

                         By /s/ Richard Kardys
                            -----------------------------
                            Its Group Executive Vice President
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